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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6) *


                          M/I Schottenstein Homes, Inc.
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                                (Name of Issuer)


                          Common Shares, $.01 par value
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                         (Title of Class of Securities)


                                   55305B-10-1
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                                 (CUSIP Number)


                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]  Rule 13d-1(b)
       [ ]  Rule 13d-1(c)
       [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages
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CUSIP NO. 55305B-10-1                  13G                     PAGE 2 OF 8 PAGES


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Certain members of the Irving E. Schottenstein family are filing this Amendment No. 6 to Schedule 13G as a group. The members of the group are Irving E. Schottenstein, Robert H. Schottenstein, Steven Schottenstein, Gary L. Schottenstein and Linda S. Fisher.

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a)  X
                                                                             ---
                                                                         (b)
                                                                             ---
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                  3,996,400    (See Item 4 below for number of shares
                               beneficially owned by each member of group)

6.       SHARED VOTING POWER
                     -0-

7.       SOLE DISPOSITIVE POWER
                  3,996,400    (See Item 4 below for number of shares
                               beneficially owned by each member of group)

8.       SHARED DISPOSITIVE POWER
                     -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,996,400    (See Item 4 below for number of shares
                               beneficially owned by each member of group)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                  Not Applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  26.9% (See Item 4 below for percent of class owned by each member of group)

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN
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Item 1(a).  Name of Issuer.

            M/I Schottenstein Homes, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            3 Easton Oval
            Columbus, Ohio 43219

Item 2(a).  Name of Person Filing.

            Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), certain members of the Irving E. Schottenstein family are filing this Amendment No. 6 to Schedule 13G as a group.

            The individual members of the group on behalf of whom this Amendment No. 6 to Schedule 13G is being filed consist of:

      Irving E. Schottenstein, individually, as a member and co-manager of each of IES Family Holdings No. 1, LLC, IES Family Holdings No. 2, LLC, IES Family Holdings No. 3, LLC and IES Family Holdings No. 4, LLC and as a trustee of a trust for the benefit of Steven Schottenstein's descendants

      Robert H. Schottenstein, individually, as a member and co-manager of IES Family Holdings No. 2, LLC and as trustee of trusts for the benefit of his minor children

      Steven Schottenstein, individually, as a member and co-manager of IES Family Holdings No. 4, LLC and as trustee of trusts for the benefit of his minor children

      Gary L. Schottenstein, individually and as a member and co-manager of IES Family Holdings No. 1, LLC

      Linda S. Fisher, individually, as a member and co-manager of IES Family Holdings No. 3, LLC and as trustee of trusts for the benefit of her minor children

Item 2(b).  Address of Principal Business Office or, if none, Residence.

            c/o Irving E. Schottenstein
            3 Easton Oval
            Columbus, Ohio 43219

Item 2(c).  Citizenship.

            United States

Item 2(d).  Title of Class of Securities.

            Common Shares, $.01 par value


                                Page 3 of 8 Pages
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Item 2(e).  CUSIP Number.

            55305B-10-1

Item 3.

            Not Applicable

Item 4.  Ownership.

      (a) Amount beneficially owned: 3,996,400 Common Shares as of December 31, 2002(1)

      (b)   Percent of class: 26.9% as of December 31, 2002(1)

      (c)   Number of Common Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  3,996,400 as of December 31, 2002(1)

            (ii)  Shared power to vote or to direct the vote:

                  None

            (iii) Sole power to dispose or to direct the disposition of:

                  3,996,400 as of December 31, 2002(1)

            (iv)  Shared power to dispose or to direct the disposition of:

                  None

--------------------
(1) The following information is provided as of December 31, 2002. As of such date,

      (a) 817,850 of the Common Shares shown (5.5%) are held of record by IES Family Holdings No. 1, LLC, an Ohio limited liability company. Irving E. Schottenstein and Gary L. Schottenstein are the sole members and co-managers of IES Family Holdings No. 1, LLC and hold 25.3% and 74.7% of the membership interests therein, respectively. As co-managers, Irving E. Schottenstein and Gary L. Schottenstein share voting and dispositive power with respect to such 817,850 Common Shares;

      (b) 916,650 of the Common Shares shown (6.2%) are held of record by IES Family Holdings No. 2, LLC, an Ohio limited liability company. Irving E. Schottenstein and Robert H. Schottenstein are the sole members and co-managers of IES Family Holdings No. 2, LLC and hold 22.5% and 77.5% of the membership interests therein, respectively. As co-managers, Irving E. Schottenstein and Robert H. Schottenstein share voting and dispositive power with respect to such 916,650 Common Shares;


                                Page 4 of 8 Pages
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      (c)   986,650 of the Common Shares shown (6.7%) are held of record by IES
            Family Holdings No. 3, LLC, an Ohio limited liability company. Irving E. Schottenstein and Linda S. Fisher are the sole members and co-managers of IES Family Holdings No. 3, LLC and hold 20.9% and 79.1% of the membership interests therein, respectively. As co-managers, Irving E. Schottenstein and Linda S. Fisher share voting and dispositive power with respect to such 986,650 Common Shares;

      (d) 967,050 of the Common Shares shown (6.5%) are held of record by IES Family Holdings No. 4, LLC, an Ohio limited liability company. Irving E. Schottenstein and Steven Schottenstein are the sole members and co-managers of IES Family Holdings No. 4, LLC and hold 21.4% and 78.6% of the membership interests therein, respectively. As co-managers, Irving E. Schottenstein and Steven Schottenstein share voting and dispositive power with respect to such 967,050 Common Shares; and

      (e) 308,200 of the Common Shares shown (2.1%) are beneficially owned by the members of the group as follows:

            (i) In addition to the 3,688,200 Common Shares (24.9%) that he beneficially owns as described in notes 1(a) through 1(d) above, Irving E. Schottenstein beneficially owns 138,600 Common Shares (0.9%). 109,600 of these Common Shares (0.7%) are held by Irving E. Schottenstein, as trustee of the Steven Schottenstein Descendants Trust. As trustee, Irving E. Schottenstein is empowered to exercise all rights with regard to such 109,600 Common Shares. 29,000 of these Common Shares (0.2%) underlie currently exercisable stock options;

            (ii) In addition to the 916,650 Common Shares (6.2%) that he beneficially owns as described in note 1(b) above, Robert H. Schottenstein beneficially owns 63,600 Common Shares (0.4%). 5,600 of these Common Shares (0.04%) are held by Robert H. Schottenstein individually. 33,000 of these Common Shares (0.2%) are held in trust by Robert H. Schottenstein, as trustee, for the benefit of his children pursuant to trust agreements dated December 22, 1994. As trustee, Robert H. Schottenstein is empowered to exercise all rights with regard to such 33,000 Common Shares. 25,000 of these Common Shares (0.2%) underlie currently exercisable stock options;

            (iii) In addition to the 967,050 Common Shares (6.5%) that he beneficially owns as described in note 1(d) above, Steven Schottenstein beneficially owns 63,600 Common Shares (0.4%). 5,600 of these Common Shares (0.04%) are held by Steven Schottenstein individually. 33,000 of these Common Shares (0.2%) are held in trust by Steven Schottenstein, as trustee, for the benefit of his children pursuant to trust agreements dated December 22, 1994. As trustee, Steven Schottenstein is empowered to exercise all rights with regard to such 33,000 Common Shares. 25,000 of these Common Shares (0.2%) underlie currently exercisable stock options;

            (iv) In addition to the 817,850 Common Shares (5.5%) that he beneficially owns as described in note 1(a) above, Gary L. Schottenstein beneficially owns 3,800 Common Shares (0.03%) that underlie currently exercisable stock options; and


                                Page 5 of 8 Pages
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            (v)   In addition to the 986,650 Common Shares (6.7%) that she
                  beneficially owns as described in note 1(c) above, Linda S. Fisher beneficially owns 38,600 Common Shares (0.3%). 5,600 of these Common Shares (0.04%) are held by Linda S. Fisher individually. 33,000 of these Common Shares (0.2%) are held in trust by Linda S. Fisher, as trustee, for the benefit of her children pursuant to trust agreements dated December 22, 1994. As trustee, Linda S. Fisher is empowered to exercise all rights with regard to such 33,000 Common Shares.

                  Each of the undersigned disclaims beneficial ownership of the Common Shares owned by the other members of his or her family (other than those Common Shares held of record by a limited liability company of which he or she is a member and co-manager as described in notes 1(a) through 1(d) above), and this filing shall not be construed as an admission that any of the undersigned is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any such Common Shares of another of the undersigned.

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  See Note (1) to Item 4.

Item 7.  Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on By the
           Parent Holding Company or Control Person.

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                  In lieu of a separate exhibit, see Item 2(a).

Item 9.  Notice of Dissolution of Group.

                  Not Applicable

Item 10.  Certification.

                  Not Applicable


                                Page 6 of 8 Pages
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                                    Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*

Dated:  February 10, 2003


/s/ Irving E. Schottenstein
--------------------------------------------
Irving E. Schottenstein

individually, as member and co-manager and as trustee

By: /s/ Irving E. Schottenstein
    ----------------------------------------
Name:  Irving E. Schottenstein

Attorney-in-Fact for the
Following Persons:

Robert H. Schottenstein

individually, as member and co-manager and as trustee

Steven Schottenstein

individually, as member and co-manager and as trustee

Linda S. Fisher

individually, as member and co-manager and as trustee


/s/ Gary L. Schottenstein
--------------------------------------------
Gary L. Schottenstein
individually and as member and co-manager


--------------------------------------------

                  * In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 6 to the Schedule 13G filed on August 13, 1997 (as amended by Amendment No. 1 filed on October 17, 1997, Amendment No. 2 filed on February 16, 1999, Amendment No. 3 filed on February 11, 2000, Amendment No. 4 filed on February 13, 2001 and Amendment No. 5 filed on February 12, 2002, the "Schedule 13G") with the Securities and Exchange Commission on behalf of the above listed parties, is filed pursuant to an agreement among the above listed parties, which is attached hereto as EXHIBIT A. The Powers of Attorney authorizing Irving E. Schottenstein to act on behalf of each of the above listed parties (other than Gary L. Schottenstein) are attached to the Schedule 13G.


                                Page 7 of 8 Pages
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                                    EXHIBIT A

            Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Amendment No. 6 to Schedule 13G, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, to which this EXHIBIT A is attached is filed on behalf of each of the undersigned.

Dated:  February 10, 2003


/s/ Irving E. Schottenstein
--------------------------------------------
Irving E. Schottenstein

individually, as member and co-manager and as trustee

By: /s/ Irving E. Schottenstein
    ----------------------------------------
Name: Irving E. Schottenstein**

Attorney-in-Fact for the
Following Persons:

Robert H. Schottenstein

individually, as member and co-manager and as trustee

Steven Schottenstein

individually, as member and co-manager and as trustee

Linda S. Fisher

individually, as member and co-manager and as trustee


/s/ Gary L. Schottenstein
--------------------------------------------
Gary L. Schottenstein
individually and as member and co-manager


--------------------------------------------
                  ** The Powers of Attorney authorizing Irving E. Schottenstein to act on behalf of each of the above listed parties (other than Gary L. Schottenstein) are attached to the Schedule 13G filed on August 13, 1997.

                                Page 8 of 8 Pages